

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2011

Via Email

David Friend
Chief Executive Officer
Carbonite, Inc.
177 Huntington Avenue
Boston, Massachusetts 02115

> **Re: Carbonite, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 15, 2011**
> **File No. 333-174139**

Dear Mr. Friend:

We have reviewed your letter dated June 15, 2011 and the above-referenced filing, and have the following comments. Where prior comments are referenced, they refer to our letter dated June 8, 2011.

Prospectus Summary

Overview, page 1

1.   The supplemental materials provided in response to prior comment 3 suggest that you are a pioneer in offering fixed price unlimited backup space, which appears to be more limited than your statement that you are a pioneer of online backup solutions for consumers and small and medium sized businesses. Please revise to clarify, or provide us with additional support for your claim.

2.   The final paragraph of this section refers to the non-GAAP measure "bookings." Please revise to include a cross-reference to page 9, where you include the reconciliation to the directly comparable financial measure calculated and presented in accordance with GAAP. See Item 10(e)(1)(i) of Regulation S-K.

Our Key Competitive Strengths, page 3

3.   We note the data included in the Survey provided in response to prior comment 7. Notwithstanding participants' responses to Question 14 of the Survey, their responses to Question 15 of the Survey suggest that your brand awareness was third out of fourteen companies. Please provide further supplemental support for your claim that you have the highest brand awareness in the online backup market, or revise to state that you have

"some of the highest" brand awareness. In addition, here and on page 65, please disclose the basis upon which you have determined that your management team is "proven," has "deep" industry knowledge, and a "strong" track record of "successful" execution.

Summary Consolidated Financial and Other Data, page 7

4.   We note your revised disclosure in response to prior comment 9. Please further revise to include a statement disclosing the reasons why your management believes that presentation of each non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition and results of operations. See Item 10(e)(1)(i)(C) of Regulation S-K.

Risk Factors

"We may not be able to maintain control of our business in China," page 23

5.   We reissue prior comment 10 in part; please revise to include a more detailed discussion of the risks posed by having a contractually-controlled entity instead of direct ownership. For example, discuss that the entity and its shareholders may breach their contractual arrangements with you by failing to operate your business in an acceptable manner or taking other actions that are detrimental to your interests, and that the contractual relationship differs from direct ownership, where you would be able to exercise your rights as shareholders to effect changes.

6.   We note your response to prior comment 11. Please provide us with a detailed description of:

- Your efforts to locate a designated individual to serve as a counterparty to the contractual arrangements;
- The current status of any proposed contractual arrangements; and
- Any regulatory approval you plan to seek and the current status of any efforts to receive such approval.

In addition, please provide us with further information regarding how you concluded that the proposed corporate structure is valid for your business. In connection with your response, tell us why you believe it is appropriate to cite structures utilized by two foreign private issuers in different industries as basis for your belief that your proposed structure is consistent with ownership structures utilized by other publicly-traded companies doing business in China.

Special Note Regarding Forward-Looking Statements, page 33

7.   We note your revised disclosure in response to prior comment 12. In the last paragraph on page 34, you state that neither you nor the underwriters have independently verified

any third-party information and neither the underwriters, nor you, can assure potential investors of its "accuracy or completeness." Please provide us with analysis supporting your conclusion that this statement is consistent with your legal obligations regarding the accuracy of information included in your registration statement, or revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 44

8.   We note your response to prior comment 15. Please revise the final paragraph of this section to provide a more detailed explanation for the variances in free cash flow during the periods presented.

9.   Your response to previous comment 16 states that management uses the average quarterly retention rate to monitor and react to trends in customer renewal activity. Given that the growth rate in customers is so high, it appears an average quarterly rate would not be representative of the actual annual renewal rate of existing customers during that period. You define average quarterly retention rate as the percentage of customers on the last day of the prior quarter who remain customers on the last day of the current quarter. It is not clear to us that segmenting the annual period into quarterly cutoffs provides analysis of annual contract renewals as opposed to quarterly period retention rates. In view of the disparate annual retention to quarterly retention rates, please further explain why you do not believe that disclosing an annual renewal rate in additional to the quarterly retention rate would be useful to investors.

Stock-based compensation, page 47

10.   We note your response to our prior comment 21 and that you used the set of market comparable public companies in the 2010 valuation in estimating the expected volatility in valuing stock options during 2010 and 2011. Please tell us why you did not revise those estimates taking into consideration the different set of market comparable companies used in the 2011 valuation for options granted in 2011.

11.   We note your response to prior comment 22. We also note that you have disclosed the price for the 863,832 shares sold on January 12, 2011 at $12 a share is a Level 1 fair value input under ASC 820. Please explain what impact the factors in bullets 2 and 3 had in adjusting the price paid for those shares. In addition, tell us how those factors and the 7.5% lack of marketability discount are appropriate considering that level 1 inputs are to be unadjusted values. See ASC 820-10-35-41.

12.   In your October 2010 discussion, you note changes in assumptions of overall market conditions and reduction of discount rates due to reduced risk in executing expected results. These factors caused a 5% increase in value from the August 2010 $4.90 fair value. In comparison, the October 2010 to December 2010 fair value increase was 115%.

For the October to December 2010 period, please revise your disclosure to more fully describe the factors contributing to this significant change in the fair values of the underlying stock; disclose what significant internal and external events and changes caused this materially significant increase in common stock fair value over this short period. The revised disclosure should be commensurate with the level of changes in these valuations and elaborate on how such changes are consistent with your development, financial position, and results of operations. To the extent these revisions are also applicable to your valuation disclosure for periods up to October 2010, please revise such periods accordingly.

Comparison of 2008, 2009, and 2010, page 54

13.   Please revise your disclosure in this section so that it is consistent with your response to prior comment 24.

Business

Intellectual Property, page 68

14.   Notwithstanding your response to prior comment 26, you do not appear to have revised your disclosure to include a more detailed discussion of the importance of your intellectual property. Please revise.

Executive Compensation

Compensation Discussion and Analysis

Executive Compensation Program Components, page 79

15.   We reissue prior comment 27 in part. Please revise to include a more detailed discussion of the individual and team objective element of the annual cash bonuses; discuss the objectives included in this element, how they were judged, and how you determined that each named executive officer achieved 85% of the individual and team objectives. In addition, notwithstanding your response, you do not appear to have provided any additional disclosure regarding equity incentives; please revise.

Annual Cash Bonuses, page 79

16.   We note your response to prior comment 28. The revised disclosure states that the named executive officers were entitled to receive partial bonus payments if you achieved at least 80% of your budgeted bookings and free cash flow targets, and bonuses in excess of the target bonus amounts if you achieved greater than 100% of your budgeted bookings and free cash flow targets. Please revise your disclosure to clarify how bonuses were calculated for achievement between 80% and 100%, and in excess of 100% of targets.

For example, revise to state, if correct, that the actual bonuses attributable to the corporate performance elements were due to achieving 90% of the bookings target and 164% of the free cash flow target.

Principal and Selling Stockholders, page 102

17.   We reissue prior comment 29; please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and revise to disclose who has voting and/or dispositive power over the disclaimed shares. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Exchange Act Rule 13d-4 permits any person to expressly declare in such person's Schedule 13D that the filing of such a statement shall not be construed as an admission that the person is the beneficial owner of the securities covered by such statement.

18.   We reissue prior comment 30 with respect to footnote 5; please revise to disclose who has voting and investment power over the shares.

Financial Statements of Carbonite, Inc.

Translation of Foreign Currencies, page F-8

19.   We note your response to prior comment 32. Please explain to us the business purpose, control risks, and uncertainties, associated with your 100% ownership of Carbonite (China) Co., Ltd. If material, provide disclosure of the material control risks and uncertainties related to your Chinese subsidiary.

Note 6. Redeemable and Convertible Preferred Stock, page F-15

20.   We note your response to our prior comment 35. Please further explain the provision regarding the standard weighted average adjustments for issuances of securities at prices less than those paid by the initial purchasers of the preferred stock. Please include how such adjustment is calculated, whether such an adjustment has been made, and your consideration for disclosing these provisions.

21.   Your response to prior comment 36 states that you did not file your preferred stock agreements, except the investors' rights agreement, as exhibits, since they do not contain any rights or obligations which survive the effectiveness of the offering. It appears that these agreements were not made in the ordinary course of business and/or were made with security holders named in the registration statement. Please provide us with legal analysis supporting your apparent conclusion that Item 601(b)(10) of Regulation S-K is inapplicable, or file the agreements as exhibits.

22.   Please revise to disclose the terms in the Preferred Stock Purchase Agreements and Investor Rights Agreements that specify that net cash settlement or physical settlement by delivery of registered shares is not required. In this regard, confirm that your accounting complies with ASC 815-25-14.

Note 13. Subsequent Events (unaudited information), page F-27

23.   We note the April 2011 Incentive Units Agreements of your China subsidiary. Please revise to disclose their terms and conditions, denomination of exercise price, your intended accounting for these units, and the estimated financial statement impact.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3735 with any other questions.

                                            Sincerely,

                                            /s/ Barbara C. Jacobs

                                            Barbara C. Jacobs
                                            Assistant Director

cc: Via Email
        Edouard C. LeFevre, Esq.
        Foley & Lardner LLP